I, India Hayes, certify that:

(1) the financial statements of Mini City, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Mini City, LLC included in this Form reflects accurately the information reported on the tax return for Mini City, LLC filed for the two fiscal years ended Dec 31st, 2019.

DocuSigned by:

India Hayes

8710E5DAF45942B...

India Hayes
CEO

19th, Oct 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.